OMV Aktiengesellschaft

OMV Investor News

05011491

September 19, 2005
11.00am (UK time) — 12.00pm (CET)

82-3209

OMV Announces Further Oil and Gas Discovery in UK North Sea

SUPPL

- **OMV expands its UK E&P portfolio**
- **3rd UK oil and gas discovery announcement in less than one year**

OMV, the leading oil and gas group in Central Europe, today announced the discovery of oil and gas reserves in the UK North Sea. Drilling and data acquisition in block 15/18b in the UK North Sea have been completed. Together with its partners Nexen - acting as operator - Paladin and Oilexco, well 15/18b-11 was drilled in July 2005, targeted at the Yeoman prospect. The well discovered round 10 meters of gas and approximately 16 meters of oil pay in Palaeocene Balmoral sandstone. The well flowed up to 1,500 boe/d on test from approximately 5 meters. The oil gravity is approximately 25 degree API. The well data is being evaluated to establish commerciality. The Yeoman discovery is located some 220 km north-east of Aberdeen.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "Yeoman is OMV's third UK success in one year after Rosebank/Lochnagar and 22/12a-10. These successes demonstrate the attractive growth potential of the UK, a core region for OMV where we plan to expand our portfolio."

Balanced International E&P portfolio

OMV owns a balanced international E&P portfolio in 17 countries organized around five core regions, namely the Danube and Adriatic, Northern Africa, the British North Sea, the Middle East/Caspian and Australia/New Zealand. Due to the acquisition of 51% of Petrom, Romania's largest oil company, OMV's daily production volume is approximately 345,000 boe/d, and the company's reserves approximately 1.4 bn boe.

Background information:

Partners in licence P1040 blocks 15/18b, 19b:

Nexen (operator)	47.5%
OMV (U.K.) Limited	30.0%
Paladin	20.0%
Oilexco	2.5%

Move & More. OMV

OMV (U.K.) Limited is a wholly owned subsidiary of OMV Aktiengesellschaft, established in 1987 and headquartered in London. OMV (U.K.) Limited has currently 10 producing fields and more than 40 exploration licenses in the North Sea. The average production is about 16,000 barrel of oil equivalent per day (boe/d).

OMV Aktiengesellschaft

With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of over EUR 13 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 345,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,457 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Peter Niklewicz, London, IR	Tel. +44 (20) 7367-5102; e-mail: peter.niklewicz@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–September and Q3 2005** on November 22, 2005